NEWS RELEASE                                                              August 2, 2006

Canetic Resources Trust Announces Acquisition of Private Company Assets

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) Canetic Resources Trust (“Canetic” or the “Trust”) is pleased to announce that it has entered into a definitive agreement to acquire a private company’s natural gas and oil interests in central Alberta and northeastern British Columbia (the “Acquisition”).  The assets are characterized by concentrated large gas in place pools with associated facility infrastructure and high levels of operatorship.  The properties contain a significant portfolio of development opportunities with many having multi-zone potential. The transaction has an effective date of June 1, 2006 and is expected to close on or about August 31, 2006, with the closing subject to customary conditions and regulatory consents.  The cash price on closing is estimated to be approximately $900 million.  Canetic will fund the acquisition through a concurrently announced equity and convertible debenture financing as well as available credit facilities.

Acquisition Summary

Current production from the assets is approximately 13,500 barrels of oil equivalent per day (boe/d) comprised of 70.0 million cubic feet per day (mmcf/d) of natural gas, 1,600 barrels per day (bbls/d) of associated natural gas liquids (NGLs) and 230 bbls/d of light crude oil. The Acquisition will increase Canetic’s overall current production to approximately 86,000 boe/d comprised of 53 percent crude oil and NGLs and 47 percent natural gas.  The Acquisition provides Canetic with a more balanced commodity mix, increasing its exposure to natural gas from 40 percent to 47 percent.  The Acquisition will also increase Canetic’s total proved plus probable reserves to nearly 275 million barrels of oil equivalent (mmboe).  The Acquisition includes 230,000 net acres of undeveloped land in large contiguous land blocks with high net working interests.

“This acquisition continues Canetic’s history of acquiring high quality assets with significant upside potential,” said President and Chief Executive Officer, J. Paul Charron.  “We believe now is the ideal time to acquire natural gas assets to provide Canetic with a more balanced production mix.”

Transaction Highlights

The Acquisition provides the following financial and operational benefits to unitholders:

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Accretive to Canetic’s cash flow, reserves, production and net asset value per unit and neutral to RLI;

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Lowers Canetic’s payout ratio to further enhance the sustainability of Canetic’s $0.23 per unit monthly distribution;

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Attractive production and reserve acquisition costs of approximately $67,000 per flowing boe and $22.45 per boe of proved plus probable reserves.  After adjusting for the value of undeveloped land, seismic and tax pools (internally estimated at approximately $140 million) the transaction metrics are $56,500 per flowing boe and $18.95 per boe of proved plus probable reserves;

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A more balanced production mix through increased exposure to natural gas.  As a result of the Acquisition, Canetic’s production will be comprised of 53 percent of primarily light crude oil and NGLs and 47 percent natural gas;

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Development of a significant new core area in northeast British Columbia that is complementary to Canetic’s current operations at Fort St. John and Blackhawk;

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Substantial, concentrated, undeveloped land base of 230,000 net undeveloped acres with associated 2D and 3D seismic;

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Over 300 identified development drilling opportunities in both the British Columbia and Hoadley area of central Alberta, which will allow Canetic to continue its strategy of adding reserves and production through internal development and optimization.  Improving gas prices may add a further 1,000 shallow gas opportunities in the Hoadley area;

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CBM potential in both the Horseshoe Canyon and Mannville formations;

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Operatorship of 80 percent of production and facilities infrastructure;

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Improves the quality of our asset base, allowing us to continue to rationalize non-core assets and further high grade the asset portfolio.  The asset rationalization program also increases Canetic’s future financial flexibility;

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Adds large gas in place assets to existing large oil in place assets to further enhance Canetic’s sustainability model through all points of the commodity cycle.

Acquisition Financing

As part of the Acquisition, Canetic’s senior Canadian credit facility will increase from $1.1 billion to

$1.6 billion. BMO Capital Markets and TD Securities have also provided an equity bridge facility of $650 million which can be used for this transaction.  It is expected that this facility will not be utilized due to the concurrently announced equity and convertible debenture financing.

Hedging

Canetic will be providing downside protection for this Acquisition consistent with its current hedging strategy, which includes protection on up to 40 to 50 percent of estimated total production.

Reserves

AJM Petroleum Consultants (“AJM”) has evaluated the acquired assets as at April 1, 2006 in compliance with NI 51-101.  The following table represents Canetic’s assessment of the reserves being acquired which is 20 percent lower on a proved producing basis, 20 percent lower on a total proved basis and 24 percent lower on a proved plus probable basis as compared to the independent evaluation conducted by AJM, mechanically updated to July 1, 2006.

	Crude Oil and Natural Gas Liquids	Natural Gas	Oil Equivalent
	(mbbls)	(Bcf)	(Mmboe)
Proved Producing	2,909	109.7	21.2
Total Proved	3,340	133.8	25.6
Total Proved + Probable	5,020	210.7	40.1

Updated Guidance

Consistent with previously issued guidance and assuming an August 31, 2006 closing of the Acquisition, Canetic expects production to be approximately 86,000 boe/d for the final four months of 2006.

Advisors

TD Securities Inc. is acting as financial advisor to Canetic on the transaction.

Conference Call and Audio Webcast

Canetic will host a live conference call and audio webcast at 3:00 p.m. Mountain Time (5:00 p.m. Eastern Time) on Wednesday, August 2, 2006.  To participate by telephone, in the Toronto area, call 416-695-5261 or elsewhere across North America, toll free: 1-877-888-3855.  The call will also be broadcast on the web by visiting www.canetictrust.com or www.vcall.com.  An archived telephone recording of the call will be available until August 31, 2006 by calling 416-695-5275 or 1-888-509-0081 (627992 verbal passcode).

Canetic Resources Trust trades on the TSX and the NYSE and was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust. Canetic is one of the largest producers in the conventional oil and gas trust sector.  The Trust has long life high quality assets in western Canada with approximately a 9 year reserve life index on a proved and probable basis.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300
Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY:  Certain information in this press release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expects” and similar expressions.  Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the Acquisition and concurrently announced equity and convertible debenture financing.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.